November 14, 2012

Filed pursuant to Rule 433

Registration Statement No. 333-184318

FMS Wertmanagement

Pricing Term Sheet

U.S.$2,000,000,000 1.00% Notes due November 21, 2017

Issuer:	FMS Wertmanagement

Issuer Ratings[1]:	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service[2] and AAA by Fitch Ratings.

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	U.S.$2,000,000,000

Pricing:	November 14, 2012

Settlement:	November 21, 2012

Maturity:	November 21, 2017

Interest Payment Dates:	May 21 and November 21, with the Notes bearing interest from November 21, 2012, with the initial interest payment being made on May 21, 2013

Coupon:	1.00% paid semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs Midswaps:	m/s + 24 bps

Reoffer Spread vs Benchmark:	T + 37.1 bps

Reoffer Price:	99.981%

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

[2]	Outlook changed to “negative” on July 25, 2012.

Reoffer Yield:	1.004%

Underwriting Commissions:	0.125%

All-in Price:	99.856%

All-in Yield:	1.030%

Net Proceeds to the Issuer:	U.S.$1,997,120,000

Settlement:	DTC

Benchmark:	UST 0.750% due 2017

Benchmark Yield:	0.633%

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Leads:	Citigroup Global Markets Inc. Deutsche Bank AG, London Branch Goldman Sachs International HSBC Bank plc

Business Days:	New York

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US30254WAA71 / 30254W AA7

Common Code:	085699105

Governing Law:	New York law

The issuer has filed a registration statement (including a preliminary prospectus, which contains information that is not complete and may be changed) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-471-2526. The prospectus may also be accessed through the following hyperlink: http://www.sec.gov/Archives/edgar/data/1556421/000119312512456642/d408147dsba.htm . Information found through hyperlinks from the above hyperlink is not part of this pricing term sheet.

2